MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

June 13, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re:	Bradford Bancorp, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Bradford Bancorp, Inc., the proposed holding company for Bradford Bank, a federally chartered savings bank the deposits of which are insured by the Federal Deposit Insurance Corporation.  A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $3,633, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Dallas R. Arthur, Bradford Bancorp, Inc.
Michael J. Dee, Patapsco Bancorp, Inc.